Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney
Commission File No. 333-106851
Date: December 3, 2003

Press Release	A

FOR IMMEDIATE RELEASE

Alcan announces Executive management team

of enlarged company

Montreal, Canada - December 3, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced the new executive team and management structure of the enlarged company following completion of the Pechiney transaction.

"With our new executive management team in place, we can now look forward to working with our Pechiney colleagues to deliver on a speedy and efficient transition and integration," said Travis Engen, President and Chief Executive Officer, Alcan Inc. "Together we will build an exciting future."

Following completion of the Pechiney transaction, Alcan's structure will remain the same with six business groups continuing their responsibilities in each of their respective core markets and products. The composition of the Executive Committee remains unchanged. The Extended Executive Committee, however, will now include all business group presidents as well as Alcan's Inc.'s senior vice presidents.

The following individuals will make up Alcan's Executive Committee:

  Travis Engen, president and chief executive officer, Alcan Inc.

  Brian Sturgell, executive vice president, Office of the President

  Richard (Dick) Evans, executive vice president, Office of the President

  Geoffery Merszei, executive vice president and chief financial officer

  Gaston Ouellet, senior vice president, Human Resources

  David McAusland, senior vice president, Mergers and Acquisitions and chief legal officer

  Daniel Gagnier, senior vice president, Corporate and External Affairs (includes functional responsibility for Environment, Health and Safety)

The following individuals will lead Alcan's six business groups:

  Michael Hanley, senior vice president, Alcan Inc. and president and CEO, Alcan Bauxite and Alumina

  Cynthia Carroll, senior vice president, Alcan Inc. and president and CEO, Alcan Primary Metal

  Martha Finn Brooks, senior vice president, Alcan Inc. and president and CEO, Alcan Rolled Products Americas and Asia

  Christopher Bark-Jones, senior vice president, Alcan Inc. and president and CEO, Alcan Rolled Products Europe

  Michel Jacques, senior vice president, Alcan Inc. and president and CEO, Alcan Engineered Products

  Christel Bories, senior vice president, Alcan Inc. and president and CEO, Alcan Packaging

In addition to the members of the Executive Committee, the Extended Executive Committee will include the six Business Group presidents and CEOs, as well as, Jean-Dominique Senard, senior vice president, Alcan Inc. responsible for Alcan's primary metal operations in Europe and Africa; Pierre Vareille, senior vice president, Alcan Inc.; and Armin Weinhold, senior vice president, Alcan Inc. and chief operating officer, Alcan Packaging.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, the combination of Alcan and Pechiney is even better positioned to meet and exceed its customers' needs for innovative solutions and service. Together Alcan and Pechiney employ 88,000 people and have operating facilities in 63 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368